PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

6th July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


05009643

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Information made public as of:

- 1st July 2005;
- 4th July 2005; and
- 5th July 2005;

and announcements on:

- Holdings in Company – 5th July 2005; and
- Holdings in Company – 6th July 2005.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Karolina Subczynska
In-House Legal Counsel



EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Information made public as of 1st July 2005:

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN OR TO US, CANADIAN, AUSTRALIAN OR JAPANESE PERSONS

Friday, 1 July 2005

PETER HAMBRO MINING PLC
CONVERTIBLE BOND OFFERING

Peter Hambro Mining Plc ("Peter Hambro Mining" or the "Company") today announces that, through its sole book runner it has launched an offering of approximately US$100 million of Convertible Bonds due 2010 (the "Bonds"). The final offering size is subject to increase at the option of the Issuer and to an over-allotment option of up to US$15 million (see below).

The Bonds will be issued at par by the Company's wholly-owned subsidiary Peter Hambro Mining Group Finance Limited (the "Issuer") and will be guaranteed by the Company. The Bonds will carry a coupon of 7.125% payable semi-annually in arrears and will be convertible into fully paid 1p ordinary shares of the Company. The conversion price will be 756p, a premium of approximately 17% to yesterday's closing price of the Company's ordinary shares, and a premium of approximately 31% over the closing price one month ago. If not converted or previously redeemed the Bonds will be redeemed at par on or about 11 August 2010. Settlement of the Bonds is conditional on the availability of sufficient stock borrow.

1.1 The Company intends to use the net proceeds of the offering for the expansion of the Pokrovskiy mine, the development of the Pioneer deposit and to fund the exploration and development of a number of other assets within the Group's port
The Issuer has granted the sole bookrunneran over-allotment option, allowing it to subscribe for up to an additional US$15 million of Bonds (solely to cover over-allotments).

Settlement is expected on or about 11 August 2005. Application will be made for the Bonds to be admitted on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Luxembourg Stock Exchange's EuroMTF Market.

ANY INVESTMENT DECISION IN RESPECT OF THE SECURITIES SHOULD BE BASED ON THE OFFERING CIRCULAR TO BE PUBLISHED IN DUE COURSE. MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE SECURITIES OFFERING. THE SECURITIES ARE NOT AND WILL NOT BE OFFERED OTHER THAN TO PERSONS WHO TRADE OR INVEST IN SECURITIES IN THE CONDUCT OF THEIR PROFESSION OR TRADE (WHICH INCLUDES BANKS, SECURITIES INTERMEDIARIES (INCLUDING DEALERS AND BROKERS), INSURANCE COMPANIES, PENSION FUNDS, OTHER



PETER HAMBRO MINING PLC

INSTITUTIONAL INVESTORS AND COMMERCIAL ENTERPRISES WHICH AS AN ANCILLARY ACTIVITY REGULARLY INVEST IN SECURITIES). IN THE UNITED KINGDOM, THE PROMOTION OF THIS OFFERING IS RESTRICTED BY SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("FSMA"). THIS ANNOUNCEMENT, IN SO FAR AS IT CONSTITUTES AN INVITATION OR INDUCEMENT TO PARTICIPATE IN THE SECURITIES OFFERING, IS DIRECTED EXCLUSIVELY AT (A) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005) ("THE ORDER") OR (B) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC) OF THE ORDER OR (C) OTHER PERSONS TO WHOM IT MAY BE DIRECTED WITHOUT CONTRAVENTION OF SECTION 21 OF FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT, IN SO FAR AS IT CONSTITUTES AN INVITATION OR INDUCEMENT TO PARTICIPATE IN THE OFFERING, MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS.

STABILISATION / FSA
THE SOLE BOOKRUNNERIS ACTING FOR THE ISSUER AND NO ONE ELSE IN CONNECTION WITH THE OFFER OF THE SECURITIES AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO ITS CLIENTS, OR FOR PROVIDING ADVICE IN RELATION TO THE PROPOSED OFFER.
NEITHER THE SECURITIES NOR THE GUARANTEE OF THE BONDS NOR THE SHARES DELIVERABLE ON CONVERSION OF THE BONDS HAVE BEEN, NOR WILL THEY BE, REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "US SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO US PERSONS (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT ("REGULATION S")), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN. NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT IS FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR TO ANY US PERSON (AS DEFINED IN REGULATION S) OR INTO CANADA, AUSTRALIA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF US, CANADIAN, AUSTRALIAN OR JAPANESE SECURITIES LAWS.

REGULATION S RESTRICTIONS APPLY, NO OFFER INTO THE US OR TO US PERSONS.

Information made public as of 4th July 2005:

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, THE RUSSIAN FEDERATION OR JAPAN OR TO US, CANADIAN, AUSTRALIAN, RUSSIAN OR JAPANESE PERSONS

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

Monday, 4 July 2005

PETER HAMBRO MINING PLC
CONVERTIBLE BOND OFFERING

Peter Hambro Mining Plc ("Peter Hambro Mining" or the "Company") announces that the size of the offering of Convertible Bonds due 2010 (the "Bonds") through its sole bookrunner, has been increased to US$130 million. In addition, there is an over-allotment option of up to US$10 million.

The Bonds will be issued at par by the Company's wholly-owned subsidiary Peter Hambro Mining Group Finance Limited (the "Issuer") and will be guaranteed by the Company. The Bonds will carry a coupon of 7.125% payable semi-annually in arrear and will be convertible into fully paid 1p ordinary shares of the Company. The conversion price will be 756p, a premium of approximately 22% to Friday's closing price of the Company's ordinary shares. If not converted or previously redeemed the Bonds will be redeemed at par on or about 11 August 2010. In relation to the offering, parties connected with Mr Peter Hambro and Dr Pavel Maslovsky, both of whom are directors of the Company, intend to enter into stock lending arrangements with the sole bookrunner covering a total of 2 million ordinary shares of 1p each of the Company.

The Company intends to use the net proceeds of the offering for the expansion of the Pokrovskiy mine, the development of the Pioneer deposit and to fund the exploration and development of a number of other assets within the Group's portfolio.

Settlement is expected on or about 11 August 2005. Application will be made for the Bonds to be admitted to the Official List of the Luxembourg Stock Exchange and admitted to trading on the Luxembourg Stock Exchange's EuroMTF Market. Issuance of the bonds is conditional inter alia upon admission becoming effective.

ANY INVESTMENT DECISION IN RESPECT OF THE SECURITIES SHOULD BE BASED ON THE OFFERING CIRCULAR TO BE PUBLISHED IN DUE COURSE. MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE SECURITIES OFFERING. THE SECURITIES ARE NOT AND WILL NOT BE OFFERED OTHER THAN TO PERSONS WHO TRADE OR INVEST IN SECURITIES IN THE CONDUCT OF THEIR PROFESSION OR TRADE (WHICH INCLUDES BANKS, SECURITIES INTERMEDIARIES (INCLUDING DEALERS AND BROKERS), INSURANCE COMPANIES, PENSION FUNDS, OTHER INSTITUTIONAL INVESTORS AND COMMERCIAL ENTERPRISES WHICH AS AN ANCILLARY ACTIVITY REGULARLY INVEST IN SECURITIES). IN THE UNITED KINGDOM, THE PROMOTION OF THIS OFFERING IS RESTRICTED BY SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("FSMA"). THIS ANNOUNCEMENT, IN SO FAR AS IT CONSTITUTES AN INVITATION OR INDUCEMENT TO PARTICIPATE IN THE SECURITIES OFFERING, IS DIRECTED EXCLUSIVELY AT (A) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005) ("THE ORDER") OR (B) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC) OF THE ORDER OR (C) OTHER PERSONS TO WHOM IT MAY BE DIRECTED WITHOUT CONTRAVENTION OF SECTION 21 OF FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT, IN SO FAR AS IT CONSTITUTES AN INVITATION OR INDUCEMENT TO PARTICIPATE IN THE OFFERING, MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

STABILISATION / FSA
THE SOLE BOOKRUNNER IS ACTING FOR THE ISSUER AND NO ONE ELSE IN CONNECTION WITH THE OFFER OF THE SECURITIES AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO ITS CLIENTS, OR FOR PROVIDING ADVICE IN RELATION TO THE PROPOSED OFFER.
NEITHER THE SECURITIES NOR THE GUARANTEE OF THE BONDS NOR THE SHARES DELIVERABLE ON CONVERSION OF THE BONDS HAVE BEEN, NOR WILL THEY BE, REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "US SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO US PERSONS (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT ("REGULATION S")), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN. NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT IS FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR TO ANY US PERSON (AS DEFINED IN REGULATION S) OR INTO CANADA, AUSTRALIA, THE RUSSIAN FEDERATION OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF US, CANADIAN, AUSTRALIAN, RUSSIAN OR JAPANESE SECURITIES LAWS.

REGULATION S RESTRICTIONS APPLY, NO OFFER IS BEING MADE IN OR INTO THE US OR TO OR FOR THE BENEFIT OF US PERSONS (as defined in REGULATION S).

Information made public as of 5th July 2005:

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, THE RUSSIAN FEDERATION OR JAPAN OR TO US, CANADIAN, AUSTRALIAN, RUSSIAN OR JAPANESE PERSONS

Tuesday, 5 July 2005

PETER HAMBRO MINING PLC
CONVERTIBLE BOND OFFERING – OVER-ALLOTMENT OPTION

Peter Hambro Mining Plc ("Peter Hambro Mining") announces that, in connection with its offering of Convertible Bonds due 2010 (the "Bonds") through its sole bookrunner, the over-allotment option has been exercised in full in respect of US$10 million. Including the exercise of the over-allotment option, the final offering size is US$140 million.

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

Settlement is expected on or about 11 August 2005. Application will be made for the Bonds to be admitted to the Official List of the Luxembourg Stock Exchange and admitted to trading on the Luxembourg Stock Exchange's EuroMTF Market. Issuance of the bonds is conditional inter alia upon admission becoming effective.

ANY INVESTMENT DECISION IN RESPECT OF THE SECURITIES SHOULD BE BASED ON THE OFFERING CIRCULAR TO BE PUBLISHED IN DUE COURSE. MEMBERS OF THE GENERAL PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE SECURITIES OFFERING. THE SECURITIES ARE NOT AND WILL NOT BE OFFERED OTHER THAN TO PERSONS WHO TRADE OR INVEST IN SECURITIES IN THE CONDUCT OF THEIR PROFESSION OR TRADE (WHICH INCLUDES BANKS, SECURITIES INTERMEDIARIES (INCLUDING DEALERS AND BROKERS), INSURANCE COMPANIES, PENSION FUNDS, OTHER INSTITUTIONAL INVESTORS AND COMMERCIAL ENTERPRISES WHICH AS AN ANCILLARY ACTIVITY REGULARLY INVEST IN SECURITIES). IN THE UNITED KINGDOM, THE PROMOTION OF THIS OFFERING IS RESTRICTED BY SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("FSMA"). THIS ANNOUNCEMENT, IN SO FAR AS IT CONSTITUTES AN INVITATION OR INDUCEMENT TO PARTICIPATE IN THE SECURITIES OFFERING, IS DIRECTED EXCLUSIVELY AT (A) PERSONS WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS WHO FALL WITHIN ARTICLE 19(5) (INVESTMENT PROFESSIONALS) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005) ("THE ORDER") OR (B) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(a) TO (d) (HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC) OF THE ORDER OR (C) OTHER PERSONS TO WHOM IT MAY BE DIRECTED WITHOUT CONTRAVENTION OF SECTION 21 OF FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT, IN SO FAR AS IT CONSTITUTES AN INVITATION OR INDUCEMENT TO PARTICIPATE IN THE OFFERING, MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS COMMUNICATION RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

STABILISATION / FSA
THE SOLE BOOKRUNNER IS ACTING FOR THE ISSUER AND NO ONE ELSE IN CONNECTION WITH THE OFFER OF THE SECURITIES AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING THE PROTECTIONS AFFORDED TO ITS CLIENTS, OR FOR PROVIDING ADVICE IN RELATION TO THE PROPOSED OFFER.
NEITHER THE SECURITIES NOR THE GUARANTEE OF THE BONDS NOR THE SHARES DELIVERABLE ON CONVERSION OF THE BONDS HAVE BEEN, NOR WILL THEY BE, REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "US SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO US PERSONS (AS DEFINED IN REGULATION S UNDER THE US SECURITIES ACT ("REGULATION S")), EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION UNDER THE US SECURITIES ACT. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES. THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN. NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT IS FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR TO ANY US PERSON (AS DEFINED IN

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

REGULATION S) OR INTO CANADA, AUSTRALIA, THE RUSSIAN FEDERATION OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF US, CANADIAN, AUSTRALIAN, RUSSIAN OR JAPANESE SECURITIES LAWS.

REGULATION S RESTRICTIONS APPLY, NO OFFER IS BEING MADE IN OR INTO THE US OR TO OR FOR THE BENEFIT OF US PERSONS (as defined in REGULATION S).

Press Release Issued on 5th July 2005:

5 July, 2005
Dealings by a substantial shareholder

On 5 July 2005 the Company was notified by Merrill Lynch & Co., Inc that it now holds 9,848,794 Ordinary Shares in the Company representing 13.05 per cent. of the total issued share capital of the Company, of which 7,489,394 Ordinary Shares are held through Nutraco Nominees Limited.

Enquiries:

Alya Samokhvalova	Peter Hambro Mining plc +44 (0) 20 7201 8900
Tom Randell/Maria Suleymanova	Merlin +44 (0) 20 7653 6620

Press Release Issued on 6th July 2005:

6 July, 2005

Dealings by a substantial shareholder

On 6 July 2005 the Company was notified by Merrill Lynch & Co., Inc that it now holds 8,899,794 ordinary shares of £0.01 ("Ordinary Shares") in the Company representing 11.79 per cent. of the total issued share capital of the Company, of which 7,489,394 Ordinary Shares are held through Nutraco Nominees Limited.

Enquiries:

Alya Samokhvalova	Peter Hambro Mining plc +44 (0) 20 7201 8900
Tom Randell/Maria Suleymanova	Merlin +44 (0) 20 7653 6620